CUSIP No. M40868107           13D
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                                                                    Exhibit 10


                                          April 19, 1999



Dr. Shimon Eckhouse
ESC Medical Systems Ltd.
P.O. Box 240
Yokneam Industrial Park
Yokneam, Israel 20692

Dear Dr. Eckhouse:

            We are writing to you in response to ESC Medical System Ltd.'s (the "Company") press release, dated April 15, 1999. The press release made certain allegations about our intentions and about the actions that we have taken recently to restructure the Company's Board of Directors. We believe the statements in the Company's press release are false and misleading and a gross misrepresentation of our intentions. In our view this is yet another clear attempt to purposely mislead investors and entrench the Company's current Board and management.

            Specifically, we strongly object to the Company's statement that we are attempting "to seize control" of the Company. As significant minority shareholders, we have the absolute right under Israeli law to require a shareholder vote on the question of whether a change in the current composition of the Board is warranted. It is a majority of the Company's shareholders -- not us alone, and certainly not the current Board and management alone -- that is entitled to make that decision. Moreover, the nominees proposed to replace the current directors are in no way controlled by us. In fact, a majority of the directors of the new Board will have had no prior business relationship with either of us. To suggest that somehow these directors -- who would be elected by a majority of outside shareholders -- are somehow under our influence and control is absurd. We demand that you immediately cease such characterizations.

      Second, we fail to understand how the Company can assert that no Israeli law exists requiring a shareholder meeting to be held within 21 days of the filing of a demand for an extraordinary meeting as we have done. The language of the Israeli statute (in both the English and the official Hebrew versions) is crystal clear in that directors "must, notwithstanding any provision in the articles, convene immediately a lawful extraordinary general meeting of the company," and if such meeting is not convened within 21 days from the day of the demand, the demanding shareholders have the right to convene the meeting themselves and reasonable expenses incurred can be charged back to the directors who have failed to so convene the meeting. Your attempt to thwart the clear statutory right of significant minority shareholders to convene an extraordinary meeting through some artificial and contorted interpretation of the plain meaning of the statute further illustrates management's blatant disregard for meaningful corporate governance and only reinforces the need for a change in the Board composition.



CUSIP No. M40868107           13D
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            Third, we refer to the Company's statement that we are
soliciting proxies which would give our attorneys the absolute discretion to appoint additional members of the Board without identifying them to shareholders. This would only happen if the Board of Directors of the Company increases the number of directors to create vacancies. If the Board will stipulate that it will not take any action to increase the size of the existing Board (currently consisting of eight directors) through the date on which the extraordinary general meeting demanded by us is held, we will stipulate that neither of our attorneys will take any action to add unnamed directors to the Board of Directors during the same period.

            Finally, please advise us in what respects you believe that our form of proxy does not conform with the requirements in the Company's Articles of Association and why such form of proxy would be invalid if offered at future shareholder meetings.

            The actions that this Board has taken to date in order to silence two of the Company's largest shareholders -- whose sole interest is in maximizing value for all shareholders -- once again demonstrate why we believe a restructured Board is necessary and is in the best interest of all shareholders of the Company.

            Please advise us at your earliest convenience as to when the meeting will be held and record date for such meeting.

                                    Very truly yours,


/s/ Arie Genger                                    /s/ Barnard J. Gottstein


cc:   ESC Board of Directors